

17017850

SEC Mail Processing Section
FEB 28 2017
Washington DC
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40904 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John A. Vaccaro (203)226-0222
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) CT (State) 06484 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title


WILLIAM A. DURKIN JR
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Financial Statements*

**WESTPORT RESOURCES INVESTMENT SERVICES, INC.**

*Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission*

Years Ended December 31, 2016 and 2015


N
W

**WESTPORT RESOURCES INVESTMENT SERVICES, INC.**

Years Ended December 31, 2016 and 2015

## CONTENTS

**Page**


**Report of independent registered public accounting firm** .......... 1

**Financial statements:**

Statements of financial condition .......... 2

Statements of operations .......... 3

Statement of changes in shareholders' equity .......... 4

Statements of cash flows .......... 5

Notes to financial statements .......... 6-11

**Supplemental information to financial statements:**

Computation of net capital pursuant to the Uniform Net Capital Rule 15c3-1 .......... 12



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Westport Resources Investment Services, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2017
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.



An independent member of HLB International
A world-wide organization of accounting firms and business advisers

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

## STATEMENTS OF FINANCIAL CONDITION

| | Year Ended December 31, | |
|---|---|---|
| **Assets** | **2016** | **2015** |
| Cash and cash equivalents | **$188,366** | $267,366 |
| Receivable from clearing broker | **2,091** | 42,023 |
| Due from affiliate | **130,830** | 2,046 |
| Deposit with clearing broker | **100,000** | 100,000 |
| Equipment and improvements | **908** | 8,471 |
| Deferred income taxes | **0** | 4,000 |
| Other assets | **246,523** | 270,876 |
| **Total Assets** | **$668,718** | $694,782 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| Liabilities: | | |
| Accrued expenses and other liabilities | **$124,019** | $124,279 |
| **Total Liabilities** | **124,019** | 124,279 |
| Commitments and contingencies (Note 5) | | |
| **Shareholders' equity**: | | |
| Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares | **152,750** | 152,750 |
| Retained earnings | **391,949** | 417,753 |
| **Total Shareholders' Equity** | **544,699** | 570,503 |
| **Total Liabilities and Shareholders' Equity** | **$668,718** | $694,782 |



***See notes to financial statements.***

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

## STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
|---|---|---|
| | **2016** | **2015** |
| **Revenue:** | | |
| Commissions | **$1,381,184** | $2,156,629 |
| Other income | **127,582** | 214,754 |
| | **1,508,766** | 2,371,383 |
| **Expenses:** | | |
| Employee compensation | **1,421,551** | 2,012,006 |
| Commissions | **432,558** | 635,853 |
| Clearance costs | **175,250** | 311,298 |
| Payroll taxes and benefits | **180,927** | 268,569 |
| Rent, occupancy and equipment costs | **178,900** | 208,617 |
| Technology | **113,929** | 136,997 |
| Professional fees | **113,096** | 159,713 |
| Other expenses and office supplies | **95,677** | 108,986 |
| Regulatory fees and quote services | **48,705** | 84,323 |
| Pension expense | **20,794** | 28,446 |
| Travel and entertainment | **19,834** | 52,131 |
| Depreciation | **5,540** | 14,778 |
| Marketing and advertising | **1,518** | 1,117 |
| Loss on asset disposals | **373** | 0 |
| Reimbursement for support services | **( 1,279,732)** | ( 1,652,831) |
| | **1,528,920** | 2,370,003 |
| **Income (loss) before provision for income taxes** | **(20,154)** | 1,380 |
| Provision for income taxes | **5,650** | 4,600 |
| **Net loss** | **$ (25,804)** | ($ 3,220) |



*See notes to financial statements.*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | Retained Earnings | Total |
|---|---|---|---|
| **Balance, January 1, 2015** | $152,750 | $420,973 | $573,723 |
| Net loss | | ( 3,220) | ( 3,220) |
| **Balance, December 31, 2015** | 152,750 | 417,753 | 570,503 |
| Net loss | | ( 25,804) | ( 25,804) |
| **Balance, December 31, 2016** | **$152,750** | **$391,949** | **$544,699** |



***See notes to financial statements.***

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | 2016 | 2015 |
| **Cash flows from operating activities:** | | |
| Net loss | **($ 25,804)** | ($ 3,220) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | **5,540** | 14,778 |
| Loss on asset disposals | **373** | 0 |
| Deferred income tax expense | **4,000** | 2,700 |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing broker | **39,932** | 1,734 |
| Due to/from affiliate | **(128,784)** | ( 57,420) |
| Other assets | **24,353** | 12,482 |
| Accrued expenses and other liabilities | **( 260)** | ( 65,121) |
| Net cash used in operating activities | **( 80,650)** | ( 94,067) |
| **Cash flows from investing activities:** | | |
| Proceeds from sale of fixed assets | **1,650** | 0 |
| Net cash provided by investing activities | **1,650** | 0 |
| **Net change in cash and cash equivalents** | **( 79,000)** | ( 94,067) |
| Cash and cash equivalents, beginning | **267,366** | 361,433 |
| **Cash and cash equivalents, ending** | **$188,366** | $267,366 |

*See notes to financial statements.*

**NOTES TO FINANCIAL STATEMENTS**

Years Ended December 31, 2016 and 2015

1. **Description of the Company and summary of significant accounting policies:**

**Description of Company:**

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2016, and 2015, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2016, and 2015, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

**Significant accounting policies:**

**Securities transactions:**

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

**NOTES TO FINANCIAL STATEMENTS**

Years Ended December 31, 2016 and 2015

1. **Description of the Company and summary of significant accounting policies:**

**Estimates and assumptions:**

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

**Cash and cash equivalents:**

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Equipment and improvements:**

Equipment and improvements are carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease. For income tax purposes, accelerated depreciation methods are used.

**Commissions:**

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Income taxes:**

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses. At December 31, 2016, the Company has approximately $33,000 of net operating loss carryforwards to offset federal and state taxable income through 2036. Due to the uncertainty of the use of these net operating losses, the company has reserved the entire related deferred tax asset of $8,400 at December 31, 2016.

1. **Description of the Company and summary of significant accounting policies** (continued):

**Income taxes** (continued):

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2015 are subject to examination by taxing authorities.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel and have entered into an expense sharing arrangement with this affiliate. The Company charged the affiliate $1,279,732 in 2016 and $1,652,831 in 2015 for these common expenses. The Company also earned fees from the affiliate of $68,782 and $137,377, which is included in other income, during 2016 and 2015, respectively. The Company has a receivable from the affiliate of $130,830 and $2,046 at December 31, 2016 and 2015, respectively. The Company also borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

A large percentage of the Company's trades were executed on behalf of customers of the affiliate. The affiliate sold its client base during 2016.

3. **Equipment and improvements:**

| | **December 31,** | |
|---|---|---|
| | **2016** | **2015** |
| Office equipment | **$79,004** | $124,957 |
| Leasehold improvements | **0** | 1,052 |
| | **79,004** | 126,009 |
| Less accumulated depreciation | **78,096** | 117,538 |
| | **$ 908** | $ 8,471 |

4. **Employee benefits:**

The Company established a 401(k) profit sharing plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $20,794 and $28,446 in 2016 and 2015 respectively.

5. **Commitments and contingencies:**

**Leases:**

The Company leases office space under a noncancellable operating lease expiring April 2019. The office lease contains renewal options, escalation clauses, and provides for rent abatements. Additionally, the office lease allows for an early termination in April 2017 with proper notice to the landlord. Management provided proper notification, as required by the lease agreement, of the company's intention to terminate the lease in April 2017. The remaining liability was calculated as $37,533 and was recorded in 2016.

Rent expense was $172,644 and $200,771 in 2016 and 2015, respectively. This includes $104,991 and $157,486 paid to an affiliate in 2016 and 2015, respectively. Rent expense is reported net of $87,170 and $69,240 of reimbursements from various representatives and an affiliate in 2016 and 2015, respectively.

**Shareholders' agreement:**

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

5. **Commitments and contingencies** (continued):

**Contingencies:**

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

**Clearing agreement:**

The Company utilizes Pershing, LLC (Pershing) as their clearing firm. The agreement expired on June 3, 2016 and is currently operating on a month-to month basis according to the same terms. The Company is required to maintain a $100,000 deposit with Pershing.

6. **Income taxes:**

The provision for income taxes follows:

| | **Year Ended December 31,** | |
|---|---|---|
| | **2016** | **2015** |
| Current | $ 1,650 | $ 1,900 |
| Deferred | 4,000 | 2,700 |

The company is subject to minimum state income taxes.

7. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $1,650 and $0 for 2016 and 2015, respectively.

8. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 and 2015, the Company had net capital of $166,438 and $285,110, which exceeded the minimum requirement of $100,000 by $66,438 and $185,110, respectively. The Company's net capital ratio was .75 to 1 and .44 to 1 at December 31, 2016 and 2015, respectively.

10. **Reconciliation of shareholders' equity, net income and net capital:**

A reconciliation of shareholders' equity, net loss and net capital reported to FINRA to the amounts reported in the financial statements follows:

| | As Previously Reported | Adjustments | As Presently Reported |
|---|---|---|---|
| Total assets | $ 659,420 | $ 9,298 | $ 668,718 |
| Total liabilities | 125,441 | 1,422 | 124,019 |
| Total shareholders' equity | $ 533,979 | ($10,720) | $ 544,699 |
| | | | |
| Total revenue | $1,508,391 | $ 375 | $1,508,766 |
| Total expenses, including income taxes | 1,544,915 | ( 10,345) | 1,534,570 |
| Net loss | ($ 36,524) | ($10,720) | ($ 25,804) |
| Net capital | $ 163,616 | $ 2,822 | $ 166,438 |

The adjustments stated above relate primarily to adjustments by the Company for reclasses of non-allowable assets and reductions in accrued liabilities.

11. **Subsequent events:**

Management has evaluated subsequent events through February 24, 2017, the date which the financial statements were available for issue.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

**COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1**

| | December 31, | |
|---|---|---|
| | 2016 | 2015 |
| **Credits:** | | |
| Shareholders' equity | $544,699 | $570,503 |
| **Less non-allowable assets:** | | |
| Other assets | 246,523 | 270,876 |
| Property and equipment, net | 908 | 8,471 |
| Deferred income tax asset | 0 | 4,000 |
| Due from affiliate | 130,830 | 2,046 |
| | 378,261 | 285,393 |
| Net capital before haircuts on securities positions | 166,438 | 285,110 |
| Haircuts on securities positions | 0 | 0 |
| Net capital | 166,438 | 285,110 |
| Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000) | 100,000 | 100,000 |
| **Excess of net capital** | $ 66,438 | $185,110 |
| **Aggregate indebtedness:** | | |
| Accrued expenses and other liabilities | $124,019 | $124,279 |
| Total aggregate indebtedness | $124,019 | $124,279 |
| **Ratio of total aggregate indebtedness to net capital** | .75 to 1 | .44 to 1 |

*Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2016, as adjusted.*



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

**Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures**

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Westport Resources Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westport Resources Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Westport Resources Investment Services, Inc.'s management is responsible for Westport Resources Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check #22414 for $2,000.00 dated July 22, 2016, check #22417 for $25.00 dated August 16, 2016, and check #22450 for $1,309.00 dated February 2, 2017), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus filings and general ledger) supporting the adjustments, noting no differences;





Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2017
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1010****************************ALL FOR AADC 105
40904 FINRA DEC
WESTPORT RESOURCES INVESTMENT SERVICES INC
55 GREENS FARMS RD
WESTPORT CT 06880-6149

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_______________

2. A. General Assessment (item 2e from page 2) $ 3,334

B. Less payment made with SIPC-6 filed (exclude interest) ( 2,025 )

7/22/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,309

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ ______

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 1,309

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westport Resources Investment Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2 day of February, 20 17.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,508,766 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | ø |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 175,250 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 175,250 |
| 2d. SIPC Net Operating Revenues | $ 1,333,516 |
| 2e. General Assessment @ .0025 | $ 3,334 |
| | (to page 1, line 2.A.) |



DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
*Certified Public Accountants / Business Consultants*

**Report of Independent Registered Public Accounting Firm**

Shareholders
Westport Resources Investment Services, Inc.
Westport, Connecticut

We have reviewed management's statements, included in the accompanying Westport Resources Investment Services, Inc. Exemption Report in which (1) Westport Resources Investment Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westport Resources Investment Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Westport Resources Investment Services, Inc. stated that Westport Resources Investment Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westport Resources Investment Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westport Resources Investment Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2017
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.





Westport Resources Investment Services, Inc. Exemption Report

Westport Resources Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k): 2(ii)
(2) The Company met the identified provision in 17 C.F.R. §240.15c3-3(k) for the period January 1, 2016 through December 31, 2016.

Westport Resources Investment Services, Inc.

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief, this Exemption report is true and correct.

BY: 

Title: Chief Executive Officer

January 25, 2017

55 Greens Farms Road • P. O. Box 3089 • Westport, CT 06880 • (203) 226-0222 • Fax: (203) 341 7515